UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investment in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-07912

Date examination completed: July 31, 2009

2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD D03721305	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in registration statement:

Old Westbury Funds, Inc.

4. Address of principal executive office:

760 Moore Road, King of Prussia, Pennsylvania 19406

Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

December 18, 2009

I, as a member of management of the Old Westbury Funds, Inc. (comprising, respectively, U.S. Large Cap Fund, Global Small & Mid Cap Fund (Mid Cap sleeve), Non-U.S. Large Cap Fund, Fixed Income Fund, Municipal Bond Fund, and the coin collection and gold bullion commodities of Real Return Fund) (collectively, the “Funds”), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the Act). I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2009 and from June 30, 2009 (date of last examination) through July 31, 2009.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of July 31, 2009 and from June 30, 2009 (date of last examination) through July 31, 2009, with respect to securities reflected in the investment accounts of the Funds.

By: /s/ Peter C. Artemiou Peter C. Artemiou Old Westbury Funds, Inc. Vice President & Treasurer

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Old Westbury Funds, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Old Westbury Funds, Inc. (comprising, respectively, U.S. Large Cap Fund, Global Small & Mid Cap Fund (Mid Cap sleeve), Non-U.S. Large Cap Fund, Fixed Income Fund, Municipal Bond Fund and the coin collection and gold bullion commodities of Real Return Fund) (collectively, the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of July 31, 2009. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examinations.

Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2009, and with respect to agreement of security purchases and sales, for the period from June 30, 2009 (the date of the last examination) through July 31, 2009;

•

Confirmation of all securities held by Bank of New York Mellon, Federated Investors, SEI, HSBC, Scotia Mocatta and Citi (the Funds’ independent sub-custodians, the “Sub-Custodians”) in book entry form;

•
•	Reconciliation of all such securities to the books and records of the Funds and Sub-Custodians;

•	Agreement of pending purchase activity as of July 31, 2009 to documentation of corresponding subsequent cash payments; and

•	Agreement of five security purchases and five security sales since our last report from the books and records of the Funds to cash settlement in bank statements.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of July 31, 2009 with respect to securities reflected in the investment accounts of the Funds, are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York

December 18, 2009